FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the period from January 22, 2002 to March 26, 2002

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: March 26, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A:	Press release No. 02-03 dated March 26, 2002
Exhibit B:	Material Change Report Dated March 26, 2002
Exhibit C:	Notice of Annual and Special Record and Meeting Dates dated February 7, 2002

Exhibit A

METALLICA
RESOURCES INC

PRESS RELEASE

Press Release No. 02-03

METALLICA RESOURCES ANNOUNCES CDN$7 MILLON EQUITY FINANCING

Denver, CO, March 26, 2002 Metallica Resources Inc. is pleased to announce today that it has entered into an agreement with Canaccord Capital Corporation, under which Canaccord has agreed to purchase 3.9 million Units at a price of CDN$1.80 per Unit for aggregate proceeds of CDN$7,020,000. Each Unit consists of one common share and one half of one common share purchase warrant. Each full warrant will have a term of one year at an exercise price of CDN$2.25. The closing date is anticipated to be on or about April 16, 2002.

It is the intention of Metallica to use the net proceeds from the issuance of the Units for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, satisfactory due diligence by Canaccord and the receipt of all necessary approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

Exhibit B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

March 26, 2002

Item 3. Press Release

The press release attached as Exhibit #1 was released over BCE Emergis News Wire in Canada on March 26, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. announces that it has entered into an agreement with Cannacord Capital Corporation whereby Cannacord has agreed to purchase 3.9 million units at a price of CDN$1.80 per unit for aggregate proceeds of CDN$7,020,000. Each Unit consists of one common share and one half of one common share purchase warrant. Each full warrant will have a term of one year at an exercise price of CDN$2.25. Closing is anticipated to be on or about April 16, 2002.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit #1.

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on March 26, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO

METALLICA
RESOURCES INC

PRESS RELEASE

Press Release No. 02-03

EXHIBIT #1

METALLICA RESOURCES ANNOUNCES CDN$7 MILLON EQUITY FINANCING

Denver, CO, March 26, 2002 Metallica Resources Inc. is pleased to announce today that it has entered into an agreement with Canaccord Capital Corporation, under which Canaccord has agreed to purchase 3.9 million Units at a price of CDN$1.80 per Unit for aggregate proceeds of CDN$7,020,000. Each Unit consists of one common share and one half of one common share purchase warrant. Each full warrant will have a term of one year at an exercise price of CDN$2.25. The closing date is anticipated to be on or about April 16, 2002.

It is the intention of Metallica to use the net proceeds from the issuance of the Units for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, satisfactory due diligence by Canaccord and the receipt of all necessary approvals.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

Exhibit C

EQUITY
TRANSFER SERVICES INC.

February 7, 2002

Dear Sir or Madam:

RE: METALLICA RESOURCES INC

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP – 59125J 10 4

Type of Meeting – ANNUAL AND SPECIAL

Record Date – APRIL 30, 2002

Mailing Date – MAY 3, 2002

Meeting Date – JUNE 6, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC.

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com